Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Medical Alarm Concepts Holding, Inc.

We consent to the inclusion in this Registration Statement on Form S-1 filed with the SEC on September 2, 2008 (the “Registration Statement”), of our report dated August 14, 2008, relating to the consolidated balance sheet of Medical Alarm Concepts Holding, Inc. as of June 30, 2008, and the related consolidated statement of operations, stockholders’ equity and cash flows for the period from June 4, 2008 (inception) through June 30, 2008, appearing in the Prospectus, which is a part of such Registration Statement. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Li & Company, PC
Li & Company, PC

Skillman, New Jersey
September 2, 2008